Results in brief

Results from continuing operations	2006	Restated[6] 2005
Sales[1]	**£13,765m**	£12,581m
EBITA[2]	**£1,207m**	£909m
Operating profit	**£1,054m**	£761m
Underlying earnings[3] per share	**23.8p**	18.4p
Basic earnings per share[4]	**19.9p**	13.9p
Order book[5]	**£31.7bn**	£30.8bn
Other results including discontinued operations		
Dividend per share	**11.3p**	10.3p
Cash inflow from operating activities	**£778m**	£2,099m
Net cash/(debt) as defined by the Group	**£435m**	£(1,277)m

Highlights

- Good financial performance
- Continued growth from US businesses
- Implementation of UK Defence Industrial Strategy underway
- European business portfolio restructuring completed
- UK pension funding deficit addressed
- Airbus sale completed
- Underlying earnings[3] per share up 29.3% at 23.8p
- Dividend increased 9.7% to 11.3p per share for the year

Outlook

Looking forward to 2007 we anticipate a further year of good growth led by our US businesses, in particular from the Land & Armaments sector, and from further progress in the Programmes business.

We anticipate good operating cash flow again in 2007.

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 5)
4 basic earnings per share in accordance with International Accounting Standard 33
5 including share of equity accounted investments' order books and after the elimination of intra-group orders of £0.8bn (2005 £0.9bn)
6 restated following the sale of Airbus SAS

A strong platform for future performance

Year in review

BAE Systems delivered another year of good financial performance, underpinned by programme schedule and cost adherence across the Group and reflecting the benefits now flowing from our world-class Lifecycle Management and Performance Centred Leadership processes.

Sales[1] increased 9% from £12,581m to £13,765m. Organic growth was 5%. Sales in the full year from the former United Defense activities, acquired in June 2005, were £1,670m (2005 £789m).

EBITA[2] increased 33% to £1,207m (2005 £909m). The growth includes the benefit of a full year's trading from the former United Defense activities, acquired in June 2005, which contributed EBITA[2] of £169m (2005 £60m) in the year. As reported at the half year, included within EBITA[2] is a £61m one-off accounting gain in the Electronics, Intelligence & Support business group arising from a reduction in the net pension liability following the changes to the calculation of final US pensionable salaries. Losses at Regional Aircraft amounted to £114m, these are reported within HQ and other businesses.

Return on sales (EBITA[2] adjusted for uplift on acquired inventories expressed as a percentage of sales) for the Group increased from 7.6% to 8.8%. Return on sales excluding the one-off pension gain referred to above was 8.3%.

Order book increased to £31.7bn, primarily on US awards in the Land & Armaments business and on securing the Availability Transformation – Tornado Aircraft Contract (ATTAC) in Customer Solutions & Support.

The performance of the US businesses has again been excellent with the Group's expansion in the US market over recent years generating good returns. Good progress has continued in the UK businesses with programmes on track and meeting their key milestones.

A number of export opportunities have also progressed, most notably in the Kingdom of Saudi Arabia where, under an agreement between the Kingdom of Saudi Arabia and the UK government, the Group is working to modernise the Saudi armed forces including progressing towards a contract for 72 Typhoon aircraft.

We have continued to divest those businesses that were non-core to our strategy. In May the Group initiated the sale of its 20% shareholding in Airbus. The decision to sell the Airbus stake was consistent with our strategy of maximising value from that business, recognising it was facing an increasing number of challenges. The sale was completed in October following shareholder approval. The proceeds will be directed to developing the core business and a repurchase of up to £500m of the Group's shares is underway.

The sale of the Aerostructures business was completed in March and the sale of Atlas Elektronik was completed in August.

A big concern for the Group in recent years has been the funding of its pension schemes. Agreements were concluded during 2006 to address funding deficits. The revised funding plan in the UK schemes includes a combination of higher company and employee contribution rates, reductions in future benefits for employees and one-off cash and asset contributions by the Group. This shared approach has achieved a good outcome for all parties. The Board is in consultation with the trustees of the Group's pension schemes to consider the implication of the Airbus sale on pension scheme funding.

US businesses

In the US, the integration of the former United Defense activities into BAE Systems has been completed successfully. The land, armaments and ship repair activities that comprised the acquired United Defense business are performing well.

The Electronics, Intelligence & Support business continued to achieve growth ahead of the addressable US Department of Defense (DoD) budget, with like-for-like sales up 6%. Contributing to this growth was strong demand for electronic protection systems. The business continues to lay the foundations for sustained performance with new business wins, including substantial contracts for Common Missile Warning Systems to protect aircraft.

A number of significant new support business wins include the award of a prime contract to provide software development and management support services to the Department of Homeland Security.

BAE Systems continues to look for opportunities to grow its US business by acquisition following the successful additions to the Group over recent years. Progress has been slowed by sustained high valuations of businesses that would align with the Group's strategy. Further acquisitions will have to continue to meet our strict value creation criteria. In the meantime, organic growth in the US businesses continues.

The focus on current operations in Afghanistan and Iraq is generating a high level of armoured vehicle reset activity such as the return of Bradley vehicles to 'as new' condition. Substantial funding for such reset activities has been available through supplemental budgets in support of current military operations. Supplemental spending is expected to continue in the near term but the Group's business plans are based on more prudent longer-term assumptions.

BAE Systems is a leader in electronic warfare technology including electronic protection systems. Such advanced protection systems are expected to continue to be a funding priority.

Equipment modernisation is also expected to continue and the Group is actively involved in current and new generation land systems, including Future Combat System variants. In addition, the digitised, A3, version of the Bradley is a core element of the modernisation and modularisation of US forces.

BAE Systems is a high technology business and a major participant in force transformation activities including new generation Intelligence, Surveillance and Reconnaissance programmes.

As a result of strong positions in these priority areas, and notwithstanding expectations for a flattening of growth in overall defence spend, organic growth in the US businesses is expected to continue at a level above the underlying DoD addressable budget growth.

UK businesses

The performance on large complex weapon system programmes in the UK has been good and is expected to continue to progress as more programmes move to production.

Deliveries of Typhoon continue to schedule. 113 aircraft have been delivered to the four partner nations including 38 now in service with the UK's Royal Air Force (RAF).

Flight development of the Nimrod MRA4 programme continues and the formal production contract was received in July for nine aircraft together with an option for the conversion of the three aircraft currently in flight development to production standard.

In October, a production order for 28 Hawk Mk128 aircraft for the RAF was secured.

Following the launch of the first of class Type 45 destroyer, outfitting is progressing to programme. The second ship was launched on 23 January 2007 and major steel sections are also well underway for the third and fourth ships. The planned build efficiencies from one ship to the next are being met or exceeded. Following successful risk reduction, a small amount of profit has been recognised on the programme.

Both of the Landing Ship Dock (Auxiliary) ships originally contracted to BAE Systems for the UK's Royal Fleet Auxiliary were completed. The Group was asked to assist with completion of the fourth ship in addition to taking over lead yard responsibility for the ship class.

Development and assembly of the first of class Astute submarine progressed well. A key 2006 milestone, electrical power to switchboards, was achieved enabling commissioning activity on the boat to commence. Work on the second boat, Ambush, is also proceeding well with major milestones, such as the closure of the reactor compartment, demonstrating significant schedule advance compared with the first boat. Pricing discussions on boats two and three, together with the initial phase of boat four, are well advanced.

In addition to UK weapon system procurement programmes, the development of the support business continues. BAE Systems is delivering a reduction in the UK Ministry of Defence's (MoD) in-service cost, improving equipment availability and consequently front-line capability for the armed forces. Further opportunities for valuable support business growth remain.

Pioneering work that BAE Systems previously undertook through a series of small pilot support programmes, in partnership with the UK Defence Logistics Organisation, is now being applied across the MoD's fixed wing aircraft fleet. In December the Group signed a 10 year availability based partnership agreement providing all support up to the front-line for the UK's Tornado aircraft.

Within the land sector, the successful introduction of the armoured fighting vehicle partnering arrangement is underway with the in-service date achieved, on schedule, for the upgraded FV430 Bulldog armoured fighting vehicle. In addition, progress continues towards the transformation of arrangements for the supply of munitions.

At the end of 2005 the UK government published its Defence Industrial Strategy (DIS). DIS is a very significant change programme for both industry and the UK MoD. It will help determine the future level of BAE Systems' involvement in the UK defence industrial base as it is implemented.

It is intended that long-term partnering agreements, currently being discussed with the UK MoD in all three air, land and sea sectors, will form the basis for much of the implementation of DIS. These long-term partnering agreements will specify the future capabilities and requirements for each sector, enabling both the UK MoD and industry to make long-term investment decisions with a greater degree of certainty than has been possible previously.

The UK MoD has committed to a complex weapon long-term partnering agreement that will preserve capabilities and business within the MBDA guided weapons joint venture.

An integral part of DIS is the identification of those technologies that are likely to remain key to the future capability of the UK armed forces and that need to be retained on-shore. A good early example was the launch of an Unmanned Combat Air Vehicle technology demonstrator programme in December.

At the heart of this strategic framework is the recognition that industry has to demonstrate and deliver value for money and through-life capability for the UK armed forces, whilst also generating appropriate returns for shareholders. BAE Systems is well positioned to address these requirements.

In response to encouragement from DIS, BAE Systems has been considering opportunities for a more integrated UK naval capability. Such considerations included discussions with VT Group regarding the possibility of a bid for Babcock. These initial discussions were not taken forward but opportunities for consolidation of the UK naval industry continue to be explored, and, in December, the Group announced discussions with VT Group with a view to integrating the naval surface ship activities.

Other markets

In addition to its strong positions in the UK and US markets, BAE Systems has a significant presence in the other important markets of Australia, Saudi Arabia, South Africa and Sweden.

In all six countries, BAE Systems is recognised as an important on-shore defence and aerospace supplier. The Group continues to look for opportunities to strengthen its position as part of the defence industrial base of those countries.

A major growth opportunity is the Group's role in supporting the partnership between the UK government and the Kingdom of Saudi Arabia to update the capability of the Kingdom's armed forces. A key feature of this agreement is also to assist the Kingdom in developing its defence industrial base and the training of its workforce.

BAE Systems has been pursuing a strategy to transition its Saudi business from a UK-centric operation to a major in-Kingdom presence. Consistent with this strategy BAE Systems continues to invest in the Kingdom.

Recognising that the security and welfare of the 4,600 employees and their dependants in Saudi Arabia is paramount, a major construction programme is well underway to create two new residential and workplace facilities.

These investments establish a significant industrial footprint in Saudi Arabia with a growing in-Kingdom technical capability. This will enable the Group to satisfy many of its Saudi customer's needs from on-shore companies.

Industrialisation is a key feature of the modernisation programme and the commitment to Typhoon will allow us to build on the established Tornado support activity. Opportunities for new business in other areas of the Kingdom's armed forces are also being considered.

As in the UK, Typhoon and Tornado are expected to operate side by side for many years and these in-country investments are expected to generate returns for shareholders over many decades.

Finance costs

Finance costs, including the Group's share of the finance costs of equity accounted investments, were £174m (2005 £196m). The underlying interest charge of £157m (2005 £191m) was increased by a net charge of £17m (2005 £5m) arising from pension accounting, marked-to-market revaluation of financial instruments and foreign currency movements.

Underlying interest cover based on EBITA[2] increased from 4.8 times to 7.7 times.

Taxation

The Group's effective tax rate for continuing operations for the year was 26% (2005 22%). The increase in the rate arises principally due to recognition in 2005 of an Australian deferred tax asset previously unrecognised.

Earnings per share

Underlying earnings[3] per share from continuing operations for 2006 increased by 29% to 23.8p compared with 2005.

Basic earnings per share, in accordance with IAS 33 Earnings per Share, from continuing operations, increased by 43% to 19.9p (2005 13.9p).

Basic earnings per share, in respect of discontinued operations amounted to 30.8p, primarily arising from the gain made on the disposal of the Group's 20% interest in Airbus to EADS (see note 5).

Dividend

The Board is recommending a final dividend of 6.9p per share (2005 6.3p), bringing the total dividend for the year to 11.3p per share (2005 10.3p), an increase of 9.7%.

The proposed dividend is covered 2.1 times by earnings[3] from continuing operations (2005 1.8 times) which is consistent with the policy of growing the dividend whilst maintaining a long-term sustainable earnings cover of approximately two times.

Cash flows

Cash inflow from operating activities was £778m (2005 £2,099m), which includes £441m one-off contributions into the UK pension schemes, representing cash of £199m and proceeds from the sale of property of £242m. A one-off contribution of $100m (£54m) was also made into the US pension schemes in December 2006.

Good conversion of EBITA[2] to operating business cash flow was delivered across the Group.

There was an outflow from net capital expenditure and financial investment of £141m (2005 £250m). This includes the receipt of £242m from the disposal of Group property to fund the additional contributions made to the UK pension funds. Excluding this item, the underlying net capital expenditure and financial investment cash outflow was £383m (2005 £250m).

The resulting operating business cash inflow of £782m (2005 £1,937m) gave rise to free cash inflow, after interest, preference dividends and taxation, of £490m (2005 £1,758m).

The net cash inflow from acquisitions and disposals was £1,330m including the receipt of net proceeds of £1,212m from the October disposal of the Airbus shareholding.

Net cash of the Group at 31 December 2006 was £435m, a net inflow of £1,712m from the net debt position of £1,277m at the start of the year.

In summary, BAE Systems is progressing well. The Group's strategy is delivering a focused, high performing, defence and aerospace business with good positions in key markets around the globe. As a result, the Group has a robust plan to deliver profitable growth for our shareholders.

Summarised income statement from continuing operations

	2006 £m	2005[4] £m
Sales[1]	**13,765**	12,581
EBITA[2]	**1,207**	909
Amortisation	**(105)**	(77)
Impairment	**(34)**	(45)
Net finance costs[1]	**(174)**	(196)
Taxation expense[1]	**(248)**	(147)
Profit for the year	**646**	444
Basic earnings per share	**19.9p**	13.9p
Underlying earnings[3] per share	**23.8p**	18.4p
Dividend per share	**11.3p**	10.3p

Exchange rates

	2006	2005
£/€ – average	**1.467**	1.462
£/$ – average	**1.844**	1.819
£/€ – year end	**1.484**	1.455
£/$ – year end	**1.957**	1.718

Segmental analysis

	Sales[1]		EBITA[2]	
	2006 £m	2005[4] £m	2006 £m	2005[4] £m
Electronics, Intelligence & Support	**4,007**	**3,697**	429	324
Land & Armaments	**2,115**	**1,270**	168	42
Programmes	**2,927**	**2,819**	167	133
Customer Solutions & Support	**3,180**	**2,923**	477	419
Integrated Systems & Partnerships	**1,748**	**1,834**	113	109
HQ and other businesses	**295**	**471**	(147)	(118)
Intra-group	**(507)**	**(433)**	–	–
	13,765	**12,581**	1,207	909

Reconciliation of cash flow from operating activities to net cash/(debt)

	Excluding one-off pension funding £m	One-off pension funding £m	2006 £m	2005 £m
Cash flow from operating activities	**1,273**	**(495)**	**778**	2,099
Capital expenditure (net) and financial investment	**(383)**	**242**	**(141)**	(250)
Dividends received from equity accounted investments	**145**	**–**	**145**	88
Operating business cash flow	**1,035**	**(253)**	**782**	1,937
Interest and preference dividends			**(207)**	(152)
Taxation			**(85)**	(27)
Free cash flow			**490**	1,758
Equity dividends paid			**(346)**	(315)
Acquisitions and disposals			**1,330**	(1,836)
Other non-cash movements			**(5)**	(52)
(Purchase)/issue of equity shares			**(71)**	373
Foreign exchange			**323**	(219)
Movement in cash on customers' account[5]			**(9)**	(35)
			1,712	(326)
Opening net debt as defined by the Group			**(1,277)**	(668)
Adoption of IAS 32 and IAS 39			**–**	(283)
Closing net cash/(debt) as defined by the Group			**435**	(1,277)
Analysed as:				
Term deposits – non-current			**4**	–
Other investments – current			**503**	634
Cash and cash equivalents			**3,100**	2,581
Loans – non-current			**(2,776)**	(3,534)
Loans – current			**(308)**	(815)
Overdrafts – current			**(26)**	(90)
Loans and overdrafts – current			**(334)**	(905)
Cash on customers' account[5] (included within payables)			**(62)**	(53)
Closing net cash/(debt) as defined by the Group			**435**	(1,277)

Operating business cash flow

	2006	2005[4]
Electronics, Intelligence & Support	**273**	323
Land & Armaments	**137**	168
Programmes	**173**	285
Customer Solutions & Support	**289**	850
Integrated Systems & Partnerships	**158**	17
HQ and other businesses	**(225)**	(79)
Discontinued businesses	**(23)**	373
	782	1,937

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 earnings excluding amortisation and impairment of intangible assets, non-cash finance movements on pensions and financial derivatives, and uplift on acquired inventories (see note 5)
4 restated following the sale of Airbus SAS
5 cash on customers' account is the unexpended cash received from customers in advance of delivery which is subject to advance payment guarantees unrelated to Group performance

Electronics, Intelligence & Support

The Electronics, Intelligence & Support business group, with 31,700 employees[1] and headquartered in the US, is a provider of defence and aerospace systems, sub-systems and services. It comprises two operating groups: Electronics & Integrated Solutions and Customer Solutions.

Financial highlights

- Organic sales growth of 6% over 2005
- Return on sales improved to 9.2% (excluding one-off accounting gain)
- Good conversion of EBITA[2] to operating cash flow

	2006	2005	2004
Sales[1]	**£4,007m**	£3,697m	£3,063m
EBITA[2]	**£429m**	£324m	£256m
Return on sales	**10.7%**	8.8%	8.4%
Cash inflow[3]	**£273m**	£323m	£190m
Order intake[1]	**£4,311m**	£3,659m	£3,310m
Order book[1]	**£3.4bn**	£3.5bn	£3.1bn

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 Command, Control, Communications and Computing, Intelligence, Surveillance and Reconnaissance

Key points

- Strong demand for electronic warfare systems
- Key support solutions business wins
- Group-wide capabilities combined to win FastTrack contract
- Key Federal information technology solutions awards

Looking forward

Defence spending in the US continues to be robust for the near term, however fiscal pressures may make the budget environment more challenging in subsequent years. Customers will need to balance priorities to equip effectively the current fighting force, whilst developing capabilities to transform the future force.

BAE Systems will continue to focus on offering tailored, mission-enabling support solutions and lifecycle services to the US defence, intelligence, Federal and civilian markets.

The business is positioned to capitalise on recent organisational and integration actions to reduce costs. Reducing costs will make the business more competitive and enable further investment in new business opportunities to drive top line growth.

Electronics, Intelligence & Support

During 2006, Electronics, Intelligence & Support achieved EBITA[2] of £429m (2005 £324m) on sales[1] of £4,007m (2005 £3,697m) and generated an operating cash inflow[3] of £273m (2005 £323m).

2006 EBITA[2] includes a £61m accounting gain relating to a revision to pension benefits arising from changes to the calculation of final pensionable salaries.

A one-off cash contribution of $100m (£54m) was made to the principal US pension fund at the end of the year.

The Ship Repair business of United Defense, acquired in June 2005, contributed full year sales[1] of £316m (2005 £164m) and EBITA[2] of £23m (2005 £15m).

Electronics & Integrated Solutions (E&IS)

E&IS designs, develops and produces electronic systems and sub-systems for a wide range of military and commercial applications. The business focuses on five primary capabilities: electronic warfare (EW), including information operations; communications, with emphasis on integrated C4ISR[4] and tactical networking; avionics, flight and engine controls; sensor systems, providing remote sensing technology, mission sub-systems and missile seekers; and intelligence systems.

E&IS delivered the first EW system for the Joint Strike Fighter F-35 Lightning II aircraft and received funding for the system's Low Rate Initial Production. E&IS also delivered the first production digital EW system for the US Air Force F-22A Raptor. Current production quantities are for 183 aircraft, taking F-22A production through 2011.

The National Geospatial-Intelligence Agency selected E&IS to lead the team to develop a Web-based surveillance and targeting system, Global Net-Centric Surveillance and Targeting, which will rapidly identify battlefield targets to speed decision-making by intelligence analysts and military personnel.

BAE Systems continues to hold a leadership position in the development of Advanced Threat Infrared Countermeasure (ATIRCM) systems. In 2006, E&IS began phase three of a Department of Homeland Security programme to develop a commercial version of the ATIRCM system, JETEYE™, which seeks to defeat the threat of shoulder-fired anti-aircraft missiles.

BAE Systems was selected to develop the active inceptor system for the US Army's UH-60M Black Hawk helicopter programme. The Black Hawk will be the first production helicopter to combine active inceptor technology with a fly-by-wire system that saves weight and provides pilots with intuitive tactile cues for easier aircraft handling and reduced workload.

BAE Systems is the world's leading supplier of hybrid propulsion systems for urban transit buses. New orders received in 2006 totalled 415 HybriDrive® propulsion systems.

E&IS is a supplier of state-of-the-art infrared, millimetre-wave, and laser technologies for missile seekers, guided munitions and target designators. Using a BAE Systems seeker, the THAAD (Terminal High Altitude Area Defense) missile system successfully detected and intercepted an incoming ballistic missile target. This demonstration of 'a bullet hitting a bullet' was a key milestone in the development of this defence against missile-borne weapons of mass destruction.

The US Army fully funded the Thermal Weapon Sight (TWS) at $285m (£146m) with full production to produce and deliver 29,600 units by mid-2008. In 2006, more than 4,500 TWS units were delivered on time or ahead of schedule to meet critical fielding.

To increase focus on through-life product and logistics support, E&IS opened its first Readiness & Sustainment centre adjacent to Robins Air Force Base, Georgia. E&IS also signed partnership agreements with the US Army's Tobyhanna Depot in Pennsylvania to enhance communications and electronics lifecycle management and with the US Air Force's Open Air Logistics Center, Utah, to support aircraft sustainment.

Customer Solutions

Customer Solutions comprises three businesses:

- BAE Systems Information Technology (IT)
- Technology Solutions and Services (TSS)
- BAE Systems Ship Repair

BAE Systems IT capabilities include enterprise-wide managed IT operations, mission-critical application development and lifecycle support information analysis and assured delivery. TSS provides services including system engineering and technical assistance, system and sub-system integration, operations and maintenance. Ship Repair is the US's leading non-nuclear ship repair company and also provides conversion and modernisation services, principally in the home ports of the US Navy.

Customer Solutions integrates communications systems, builds and maintains precision tracking radars, and is one of the largest service providers to the US Navy. The business is also a leader in air and missile defence systems and is one of the world's largest manufacturers of explosives.

During 2006, significant contract wins were secured, underpinning the future growth in the Customer Solutions business.

BAE Systems was awarded a prime contract, worth approximately $250m (£128m), from the Department of Homeland Security to improve efficiency and reduce IT costs. The business also received an estimated $250m (£128m) award from the US Army under the Information Technology Enterprise Solution – 2 Services contract. This contract provides IT services to support the Army's enterprise information infrastructure requirements and goals. BAE Systems IT was also successful in 100% of its recompetes in 2006.

TSS won the US Air Force Space Command's potential 12-year, $509m (£260m) contract for operation and maintenance of the Solid State Phased Array Radar Systems at five radar sites worldwide. The US Army Space and Missile Defense Command's Future Warfare Center signed an agreement with BAE Systems worth up to $482m (£246m) under the Concepts and Operations for Space and Missile Defense Integration Capabilities contract.

BAE Systems Ship Repair provides a full array of ship repair services in support of US Navy vessels. In 2006, the Ship Repair business was awarded a service contract for guided missile cruiser class ships home ported in Norfolk, Virginia, potentially valued at $169m (£86m). A second multi-ship, multi-option contract was awarded for repair and maintenance of all US Navy surface ships home ported in Hawaii, potentially valued at $270m (£138m).

Land & Armaments

Land & Armaments business group, with 11,600 employees[1] and headquartered in the US, is a leader in the design, development, production and through-life support and upgrade of armoured combat vehicles, naval guns, missile launchers, artillery systems and intelligent munitions.

Financial highlights

- Sales of £1.4bn from acquired United Defense business
- Improvements in UK business performance
- Order book growth

	2006	2005	2004
Sales[1]	**£2,115m**	£1,270m	£482m
EBITA[2]	**£168m**	£42m	£(8)m
Return on sales	**7.9%**	3.3%	(1.7)%
Cash inflow[3]	**£137m**	£168m	£60m
Order intake[1]	**£2,964m**	£1,541m	£869m
Order book[1]	**£4.9bn**	£4.4bn	£2.2bn

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Key points

- Benefiting from high volume of reset and upgrade activity
- Good progress in next generation technology programmes
- Accelerated rationalisation in the UK business
- Wheeled armoured vehicle successes

Looking forward

In the near term, US Land & Armaments operations are expected to continue to benefit from operational requirements in Iraq and Afghanistan. In the longer term, the business may be impacted by increased pressure on defence budgets.

UK operations will continue their emphasis on performance improvements, securing a leadership role on the Future Rapid Effect System (FRES) programme and on reaching resolution on a mutually beneficial, sustainable munitions contract with the UK MoD.

The businesses in Sweden and South Africa aim to deliver growth through both new domestic government business and building on their track record of securing export opportunities.

Land & Armaments

During 2006, Land & Armaments achieved EBITA[2] of £168m (2005 £42m) on sales[1] of £2,115m (2005 £1,270m) and generated an operating cash inflow[3] of £137m (2005 £168m).

The United Defense Land & Armaments business, acquired in June 2005, contributed full year sales[1] of £1,354m (2005 £625m) and EBITA[2] of £146m (2005 £45m).

Following rationalisation activity in 2005 and further announcements in 2006, the UK managed business returned to profit a year ahead of plan.

United States

The US business has substantial US Army contracts for the refurbishment and upgrade of Bradley, M88 Hercules improved recovery vehicles and M113 fighting vehicles. These contracts involve restoring current systems to combat-ready condition following extensive operational use and upgrading them to more advanced configurations.

Following the final US FY07 Defense Appropriations Bill, Land & Armaments reached agreement with the US Army in November 2006 for contracts for 610 reset/upgraded Bradley vehicles, 113 M88 Hercules vehicles and upgrade of 447 M113 fighting vehicles at a total value of $1.6bn (£0.8bn).

In May 2006, BAE Systems was awarded its first wheeled vehicle contract in the US to manufacture the Iraqi Light Armoured Vehicle, designed to protect Iraqi armed forces against roadside bombs and mine blasts. Under this $187m (£96m) contract, Land & Armaments will supply an initial 378 vehicles for Iraqi forces. If all contract options are exercised, delivery orders could total 1,050 vehicles.

Progress on the Future Combat Systems programme continues with the successful completion of preliminary design and commencement of system functional reviews and critical design reviews on manned ground and armed robotic vehicles. Integration of the first Non-Line of Sight-Cannon (NLOS-C) prototype system commenced with the mission module testing using tactical software in Minneapolis, Minnesota, and chassis fabrication in York, Pennsylvania. The NLOS-C firing platform was unveiled during ceremonies in September. The platform was delivered to the US Army's Yuma Proving Ground ahead of schedule and successfully fired its first live test round in October, beginning two years of live fire testing. The US Army has ordered two additional prototypes for a total of eight to be delivered by early 2009.

Development of the 155mm Advanced Gun System (AGS) and the Long Range Land Attack Projectile (LRLAP) for the US Navy's new destroyer, DDG-1000, continues. In live fire testing, the AGS achieved a sustained firing rate of 10 rounds per minute at ranges of up to 63 nautical miles with accuracy well within US Navy requirements. In September 2006, Land & Armaments received a $251m (£128m) contract for LRLAP. In addition, Land & Armaments is designing and testing a new Vertical Launching System that will enable the DDG-1000 ship to launch a wide range of missiles.

In the medium-calibre naval gun system arena, the BAE Systems 57mm gun has been selected for the DDG-1000, the US Navy's Littoral Combat Ship and the Coast Guard's Deepwater programme.

United Kingdom

Initial production deliveries of the M777 Lightweight Artillery System to the US Army and Marine Corps have been completed, and full rate production has begun. The M777 system has also been ordered by Canada and fielded in Afghanistan.

Engineering Tank Systems deliveries continue on schedule with 17 bridge-laying Titan vehicles and 17 Trojan obstacle-clearing vehicles delivered to the British Army.

During 2006, the British Army identified urgent operational requirements for FV430 Bulldog armoured personnel carriers to support requirements in Iraq. In total, Land & Armaments received orders for FV430 vehicles valued at £36m.

A Framework Partnering Agreement is the current basis for the supply of munitions to the UK MoD. BAE Systems and the UK MoD are evaluating a follow-on Munitions Acquisition Supply Solution in order to build a sustainable munitions business and provide long-term savings to the customer.

The Land & Armaments businesses in the UK and Sweden are cooperating to establish a strong position to develop the FRES programme. The Swedish Modular Armoured Tactical Vehicle Programme (SEP) is the basis of one of the proposals from BAE Systems.

Sweden

During 2006, the Land & Armaments Swedish businesses (Hägglunds and Bofors) were combined under one newly created company called BAE Systems AB. This will leverage strengths of the individual businesses in engineering and production, while also allowing BAE Systems to become a more effective solutions provider.

BAE Systems AB was awarded a £19m contract for an additional 52 Bv206S armoured all terrain vehicles from the Swedish government. The company has manufactured more than 11,000 Bv206 vehicles, which have been sold to nearly 40 countries, including customers in France, Germany, Sweden, Netherlands, UK, Italy and Spain.

In the area of intelligent munitions for artillery and mortar systems, the US Army has declared Excalibur ready for formal testing prior to accelerated fielding to US and Canadian forces in Iraq and Afghanistan early in 2007. A major milestone was achieved when a guided firing of the 155mm Excalibur from an Archer self propelled artillery platform was successfully completed.

Through December 2006, deliveries of 155mm BONUS Mk 2 munitions to the Swedish government continued to schedule. BONUS is also being evaluated by the US and UK governments.

South Africa

The growing international need for mine-protected vehicles has continued to generate new orders for the four-wheeled RG-31 and RG-32 from the business in South Africa. In October, Land & Armaments successfully unveiled the RG-33L Mine Protected Vehicle at the Association of United States Army trade show. A seven month collaborative effort between operations in the US and South Africa produced the RG-33L mine-protected vehicle that has the potential to meet urgent mine protection needs of US, UK and coalition forces in Afghanistan and Iraq.

Programmes

The Programmes business group, with 17,900 employees[1] and based in the UK, comprises the Group's air systems, naval ships and submarines activities, with the UK Ministry of Defence its principal customer.

Financial highlights

- Sales growth of 4% over 2005
- Margin further improved
- EBITA[2] up 26%
- Good cash performance

	2006	2005	2004
Sales[1]	**£2,927m**	£2,819m	£2,219m
EBITA[2]	**£167m**	£133m	£10m
Return on sales	**5.7%**	4.7%	0.5%
Cash inflow[3]	**£173m**	£285m	£442m
Order intake[1]	**£2,772m**	£2,101m	£5,264m
Order book[1]	**£12.1bn**	£12.3bn	£13.0bn

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Key points

- Good schedule and cost adherence
- Programmes transitioning from development to production
- Hawk and Nimrod production orders secured
- UAV technology agreements secured

Looking forward

The future of Programmes is closely linked to UK MoD funding both to meet future requirements of the UK's armed forces and to subsequently generate export business.

For Air Systems, growth in the short term is dependent upon anticipated higher activity, as UK development programmes move to production, and on potential Hawk and Typhoon export sales.

Naval Ships expects to be involved in the implementation of the Defence Industrial Strategy in the maritime sector. Growth prospects include the UK's Future Carrier (CVF) programme and the MARS (Military Afloat Reach and Sustainability) programme.

The Submarines business is expected to grow with increased activity on the Astute programme and the anticipated build of a major block of the Future Carrier. Completion of pricing of boats 2 and 3 and securing orders for Astute boats 4 to 7 is key in retaining the necessary skill base in order to design and build the next generation nuclear deterrent submarine.

Programmes

During 2006, Programmes achieved EBITA[2] of £167m (2005 £133m) on sales[1] of £2,927m (2005 £2,819m) and generated an operating cash inflow[3] of £173m (2005 £285m).

Air Systems

The Air Systems group is responsible for delivering five major programmes: Typhoon, Nimrod MRA4, Hawk, F-35 Lightning II (JSF) and Autonomous Systems & Future Capability (Air).

Deliveries of Typhoon aircraft to the air forces of the four partner nations continued with a further 40 aircraft delivered in the year. BAE Systems continues to provide support to the UK's Royal Air Force (RAF) training and operational build up, with aircraft operating in three squadrons in the UK. Negotiations to establish ongoing integrated logistics support contracts continue. In addition, the UK MoD has awarded an initial contract combining scheduled maintenance work with upgrade activity.

Final assembly of the first of 236 Tranche 2 aircraft is underway, in addition to the first of 18 aircraft for Austria.

Further export possibilities are being pursued, including the supply of Typhoon aircraft to Saudi Arabia.

During the year the UK MoD awarded the Nimrod MRA4 production contract, signalling renewed confidence in the programme and in the capability the aircraft will deliver. The design and development programme is on target to achieve the product maturity contained within the production bid assumptions. Activities are now concentrated in developing, jointly with the customer, an innovative support solution for the first five years of service.

Development of the UK's Hawk Advanced Jet Trainer proceeded to plan and helped secure the production order for 28 Hawk Mk128 aircraft from the UK MoD. Hawk is well positioned to meet continued market demand for training aircraft, including existing Hawk customers who wish to upgrade their fleet.

All six Hawk aircraft for Bahrain were delivered on time, the India contract is proceeding to plan, with the first flight of an Indian Hawk achieved in December, and fifteen aircraft have been delivered to South Africa.

BAE Systems is partnered with Lockheed Martin and Northrop Grumman on the JSF programme, having responsibility for the design and manufacture of the rear fuselage and empennage and for the supply of certain air vehicle systems.

The first flight of the System Development and Demonstration aircraft was achieved in December.

2007 will see the substantial completion of the detailed design for each of the F-35 variants and the acceleration of the manufacture and delivery of major units for the remaining development aircraft in the System Development and Demonstration phase of the programme. Low rate initial production is expected to commence in 2007. Discussions between the UK and US governments on appropriate levels of technology sharing on the JSF programme progressed during the year.

The medium-altitude long-endurance Unmanned Air Vehicle (UAV) system (HERTI) was unveiled in 2006 and the ASTRAEA programme was launched – a multi-faceted UK programme working towards creating the right conditions for operating unmanned aircraft in UK airspace.

Risk reduction activities were completed for the Strategic Unmanned Air Vehicle (Experiment) (SUAV(E)) project with the UK MoD and, in December, a follow-on technology demonstration programme, Taranis, to support MoD evaluation of unmanned air combat vehicle technologies, was secured.

The business is focused on working with the UK MoD to deliver the SUAV(E) and Taranis demonstration contracts to establish the role of UAVs/UCAVs in the future force mix and transitioning the HERTI demonstration system into a production programme.

Naval Ships

The second of the originally contracted Landing Ship Dock (Auxiliary) ships, RFA Cardigan Bay, was handed over in August. The contract was expanded as the UK MoD contracted to Naval Ships the responsibility for completion of the final vessel, Lyme Bay, together with class design and warranty authority.

With four Type 45 ships in various stages of production, a high level of activity and resource load has been reached. To meet this demand, over 500 new staff joined the business in 2006, largely in production areas.

Whilst the major focus remains on the setting-to-work and commissioning of the Type 45 first of class, Daring, in readiness for sea trials in the second half of 2007, excellent progress was made on the second and third ships, with build efficiency targets met or exceeded.

Milestone achievements continue to plan and these, combined with successful risk reducing system integration work in the Maritime Integration Support Centre, have enabled initial profit recognition on the programme in 2006.

The Group is currently working with the customer to restructure the existing contract around a new six ship proposal to provide a cost effective solution that ensures timely delivery of agreed capability across the class under a jointly managed risk profile. This is expected to conclude in mid-2007.

The Carrier Alliance has established a set of contracts with the various alliance partners for the demonstration phase of the CVF programme. One of the key components to this work has been to prepare full cost, schedule and programme inputs in support of the UK MoD Main Gate Review for the approval of the whole programme. BAE Systems, holding significant responsibilities across the total CVF scope of work, is committed to working with the other alliance partners to secure a successful outcome.

The arbitration process over the acceptance of the three offshore patrol vessels for Brunei continues.

A letter of intent was signed with the government of Malaysia for two frigates. Negotiations continue to convert this agreement into a contract.

Submarines

The construction of the first of class boat, Astute, is largely completed with the test and commissioning activities now the major focus.

The Astute programme continued its improved performance with nine of its ten key milestones achieved in the year, eight being achieved ahead of plan and one behind plan. The remaining milestone was achieved early in 2007. The launch of Astute has been brought forward by three months to June 2007.

Productivity improvements are being addressed through innovative build strategies. These include increased use of modular assembly and vertical outfitting of full sections, in addition to investment in facilities, simplification of processes, systems and design to reduce cost. These measures are aimed at reducing the cost of production following the first of class boat.

Customer Solutions & Support

The Customer Solutions & Support (CS&S) business group, with 14,600 employees[1], provides partnered, through-life support solutions and capability to the UK MoD and manages the Group's business in Saudi Arabia and Australia.

Financial highlights

- Sales growth of 9% over 2005
- Return on sales maintained at c.15%
- Cash flow includes £130m incurred on Saudi infrastructure

	2006	2005	2004
Sales[1]	**£3,180m**	£2,923m	£2,856m
EBITA[2]	**£477m**	£419m	£497m
Return on sales	**15.0%**	14.3%	17.4%
Cash inflow[3]	**£289m**	£850m	£1,102m
Order intake[1]	**£4,367m**	£3,280m	£3,543m
Order book[1]	**£6.0bn**	£5.0bn	£4.6bn

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Key points

- Tornado ATTAC agreement signed in the UK
- Kingdom of Saudi Arabia modernisation programme underway
- Investment in the Kingdom of Saudi Arabia continues
- Australian Hawk support contract secured

Looking forward

CS&S will continue to seek to sustain its long-term presence in Saudi Arabia through developing new business and delivering on current support commitments.

CS&S will continue to work with the UK customer to provide smarter, more integrated support and capability solutions on customer bases. Development of these solutions will be underpinned by the migration of the Availability Transformation – Tornado Aircraft Contract (ATTAC) model to other future UK platforms.

CS&S

During 2006, CS&S achieved EBITA[2] of £477m (2005 £419m) on sales[1] of £3,180m (2005 £2,923m) and generated an operating cash inflow[3] of £289m (2005 £850m).

Saudi Arabia

BAE Systems has a major presence in the Kingdom of Saudi Arabia where it acts as prime contractor for the UK government-to-government defence agreement. Over the last two decades the programme has included the provision of aircraft, associated hardware, support, infrastructure and manpower training for the Royal Saudi Air Force (RSAF). On 21 December 2005 the UK and Saudi Arabian governments signed an Understanding Document outlining plans to modernise the Saudi armed forces. Modernisation activities are now underway. Under the terms of the signed document, Typhoon aircraft will replace Tornado Air Defence Variant aircraft and others currently in service with the RSAF. Detailed negotiations are continuing to progress the Understanding Document towards a contract for the delivery of Typhoon aircraft.

Around 4,600 people are employed by the Group in the Kingdom of Saudi Arabia, of whom more than half are Saudi nationals. The business is continuing to develop its presence in Saudi Arabia and is helping to develop a greater indigenous capability in the Kingdom. The security of employees is the highest priority and progress on new residential and office facilities as well as increased security measures continues. Occupation of the first new residential compound and new office facilities began on schedule in late 2006.

Performance on the Saudi support programme in 2006 has progressed well. Margins have stabilised following increased indigenous Saudi content in repair and overhaul work.

United Kingdom

In the UK, CS&S continued to develop its successful partnering arrangement with the UK MoD's Defence Logistics Organisation focusing on through-life capability management and value for money in line with the UK's Defence Industrial Strategy (DIS).

A key message from DIS is the need for investment in supply chain skills, capabilities and technologies. BAE Systems has established a supply chain capability project to further develop its suite of high-quality support processes across the business.

In air support, performance under the Tornado Combined Maintenance and Upgrade contract remains strong with 11 aircraft returned to front-line service since contract award in December 2005.

In December, the Tornado ATTAC contract was signed. The contract offers a full Tornado availability service for the next ten years with an initial value of £947m. ATTAC will deliver reduced costs and increased operational efficiencies with improved aircraft availability to the front-line.

Experience of the ATTAC bid is being used to progress a similar availability contract for the Harrier aircraft, with negotiations on an initial risk reduction package on Harrier well advanced. The Harrier Joint Upgrade and Maintenance Programme at RAF Cottesmore is already helping to meet urgent operational requirements for the front-line in Afghanistan while at the same time maintaining the GR9 upgrade programme.

In September, the in-service date for the Harrier GR9 upgrade was achieved on schedule. The GR9 upgrade is carried out in a partnered arrangement with the UK MoD based at RAF Cottesmore. The programme has delivered cost savings and reduced aircraft 'downtime' from 52 to 35 weeks during the upgrade.

The ATTAC model should also provide the blueprint for future support arrangements on Typhoon.

In support of the Hawk programme a bid was submitted to provide availability support to the RAF's TMk1 aircraft and an extension to the existing Nimrod Integrated Support contract was received in June.

Naval

In the naval domain the reactivation of three ex-Royal Navy frigates for the Chilean Navy is progressing. The handover and commissioning of Almirante Cochrane on 22 November was a significant milestone in the programme. The first of a series of Memoranda of Understanding with the customer with respect to delivering a support solution for the vessels was signed in October.

The naval joint ventures performed well. BAE Systems has 50% interests in Fleet Support Limited (FSL) and Flagship Training Limited (FTL). In parallel with the naval base review announced by the UK Secretary of State for Defence in September 2006, FSL has been involved in a number of cost saving initiatives.

In October, FSL signed a Memorandum of Understanding (MoU) between FSL, DML and Babcock and the Minister of Defence Procurement in support of the Surface Ship Support Alliance. This activity will develop throughout 2007 to jointly identify a more effective model for the support of surface ships with projected savings of £90m per year.

The results of the UK MoD naval base review are expected in 2007.

The delivery of high quality training solutions continues, primarily through FTL which, building on the strong partnering relationship with the Royal Navy, was awarded a £45m contract for the planning and delivery of a number of courses for existing and future naval personnel.

FTL formed part of the MC3 Training bid for the Defence Training Review programme. However, in January 2007, it was announced that this programme was to be awarded to the competing consortium led by QinetiQ.

The business was unsuccessful in its bid for an integrated through-life support contract to support the Victoria Class submarines in Canada.

Australia

CS&S Australia performed well in 2006 securing a number of contracts and strengthening its position as a through-life capability partner to the Australian Defence Force.

Negotiations for a five year A$343m (£138m) support contract for the Australian Hawk Lead-In Fighter aircraft were successfully completed, and the business is also a key supplier in providing a new airborne early warning system to South Korea.

Integrated Systems & Partnerships

The Integrated Systems & Partnerships business group, with 10,500 employees[1], is a portfolio of high-technology defence systems businesses comprising the wholly-owned Integrated System Technologies and Underwater Systems, together with a 37.5% interest in the pan-European MBDA joint venture, a 20.5% interest in Saab of Sweden and a 50% interest in the Gripen International joint venture.

Financial highlights

- Results reflect further portfolio restructuring in the year
- Margin further improved to 6.5%

	2006	2005	2004
Sales[1]	**£1,748m**	£1,834m	£2,022m
EBITA[2]	**£113m**	£109m	£95m
Return on sales	**6.5%**	5.9%	4.7%
Cash inflow[3]	**£158m**	£17m	£59m
Order intake[1]	**£1,655m**	£1,516m	£1,756m
Order book[1]	**£5.8bn**	£5.9bn	£7.0bn

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments

Key points

- European portfolio restructuring complete
- Major Insyte communication systems wins in UK
- MBDA programme milestones achieved
- Saab's acquisition of Ericsson Microwave Systems complete

Looking forward

Implementation of the UK's Defence Industrial Strategy (DIS) is material to the UK activities of the Integrated Systems & Partnerships business group.

Growth is anticipated from the Insyte business, building on the UK naval systems market position and recent success in land systems.

For Underwater Systems, the follow-on activities from DIS will play an important role in shaping the future position of the business.

The announcement in 2006 by the UK MoD of the creation of 'Team CW' (Complex Weapons) led by MBDA represented a significant step forward in the implementation of DIS in this sector.

Integrated Systems & Partnerships

During 2006, Integrated Systems & Partnerships achieved EBITA[2] of £113m (2005 £109m) on sales[1] of £1,748m (2005 £1,834m) and generated an operating cash inflow[3] of £158m (2005 £17m). This result follows the significant restructuring of the Group's portfolio of European defence businesses in 2005.

In August the Group disposed of its wholly-owned Atlas Elektronik business for €149m, (£103m) generating a profit on disposal of £3m.

In addition to its main businesses, the results of which are explained in more detail below, the Group has a 25% interest in Selex Sensors and Airborne Systems SpA. This is subject to a put option at an agreed value of £268m exercisable by BAE Systems in the three month period from the beginning of June 2007 and a call option by Finmeccanica at any time to August 2007.

Integrated System Technologies (Insyte)

The Insyte business completed its first full year of trading as a wholly owned subsidiary. Order book grew primarily on receipt of the FALCON Increment A contract (£267m). FALCON will provide the British armed forces with a new mobile, high capacity, secure information system infrastructure at the operational and tactical levels of command.

The business secured its first significant national security contract in 2006 and was contracted as the mission system prime contractor on the CVF programme and was also awarded the T93 Radar Replacement contract to support the UK Air Defence Systems.

The business has a number of key programmes. Sampson radar, the Command Management System and Long Range Radar Development and Production contracts for the Type 45 destroyers, and the Seawolf Midlife Upgrade for Type 22 and 23 destroyers all achieved their key milestones in the year.

Underwater Systems

The Sting Ray lightweight torpedo main production order for the UK MoD is progressing on schedule with the second batch of torpedoes being accepted in December 2006.

The Archerfish product was selected as the Common Mine Clearance Neutraliser for the US Navy and is to be used on three different programmes.

Talisman, which is a Group funded Unmanned Underwater Vehicle, achieved what is believed to be a world first by launching and controlling another weapon while itself operating at a distance from the mother ship. This successful test was observed by potential customers.

The business continues discussions with the UK MoD on a long-term partnering agreement to sustain capability for the longer term.

MBDA (37.5%)

MBDA performed well with increases in both sales and EBITA[2] as 4,000 missiles were produced and delivered including the Storm Shadow and Scalp airborne cruise missiles, Mica air-to-air weapon, Exocet anti-ship missile, and the Taurus cruise missile. The new Customer Service & Support division also reported successful sales and orders in the year.

A number of export orders were secured in the year, including a €450m (£303m) order from the UAE (Exocet Blocks 2 and 3), a contract from Saudi Arabia for the Mistral air defence system, an order from India for the ATAM missile system for the new ALH helicopter, as well as orders from Chile for the new Seawolf Block 2 naval missile and Exocet. Domestic orders remained strong underpinned by the Aster/PAAMS programme, a contract from France for the new Scalp Naval cruise missile and an order from Germany for the Pars 3 next generation anti-armour weapon for the Tiger helicopter.

MBDA has been selected by the UK MoD to lead the UK's Complex Weapons sector under the Defence Industrial Strategy, working with the UK MoD to develop a Strategic Partnering Agreement which will underpin the sovereign UK capability in complex weapons technologies, design, development and manufacturing for the future. It is anticipated that 2007 will see this work brought to fruition.

Important progress has been made during the year on MBDA's development programmes. Significant milestones included the successful air-launched demonstration firings of the new Meteor beyond visual range air-to-air missile, the first system qualification of the Franco-Italian Aster/PAAMS (E) naval air defence system and qualification firings of the SAMP/T land-based system. In addition, the PAAMS programme for the Royal Navy's Type 45 destroyer is now progressing through integration and testing following deliveries of the Sampson radar. MBDA also achieved development successes with the first firing of the new Exocet Block 3 coastal attack missile, completion of development of the Marte Mk2/S helicopter-launched anti-ship weapon and Milan ER anti-armour missile.

The acquisition of the German missile company LFK was completed in March 2006, with integration well advanced. Financial performance of the acquired business has exceeded expectations to date.

Saab (20.5%)

Sales rose by 9% to SEK21bn (£1.55bn), of which 65% is attributable to sales outside Sweden. Operating income rose to SEK1,745m (£129m), producing an operating margin after restructuring costs of 8.3%. Order intake is substantially improved compared with 2005, mainly attributable to the SEK5.5bn (£411m) order from Pakistan for an airborne surveillance system together with a SEK1bn (£75m) order from the Swedish government for the continued development of the Gripen system.

The acquisition of Ericsson Microwave Systems for SEK3.75bn (£280m) was completed on 1 September. This acquisition added radar and sensor operations to Saab's existing portfolio in the areas of defence, aviation, space and civil security.

Saab's order book at the end of the year was SEK51bn (£3.8bn).

Gripen International (50%)
The first Gripen test aircraft arrived in South Africa and has commenced the integration and development test programme. Deliveries of aircraft to Hungary commenced in the year and the contractual offset obligations to both Hungary and the Czech Republic are being met.

HQ and other businesses

HQ and other businesses, with 2,300 employees[1], comprises the regional aircraft asset management and support activities, head office and UK shared services activity, including research centres and property management.

Financial highlights and key points
- Total Regional Aircraft loss of £114m
- Cash outflow from Regional Aircraft of £66m
- Aerostructures sale completed
- UK pension funding deficit addressed

	2006	Restated[4] 2005	Restated[4] 2004
Sales[1]	**£295m**	£471m	£464m
EBITA[2]	**£(147)m**	£(118)m	£(50)m
Cash (outflow)/inflow[3]	**£(225)m**	£(79)m	£57m
Order intake[1]	**£267m**	£398m	£264m
Order book[1]	**£0.3bn**	£0.6bn	£0.5bn

1 including share of equity accounted investments
2 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense
3 net cash (outflow)/inflow from operating activities after capital expenditure (net) and financial investment, and dividends from equity accounted investments
4 restated following the sale of Airbus SAS

Looking forward
The regional aircraft leasing market remains challenging with new markets likely to be dominated by higher risk customers. Support revenues are dependent on maintaining aircraft in service and conversion of new customers to managed services such as power-by-the-hour contracts. Losses are expected to continue in this difficult market, albeit at levels lower than in the preceding two years.

HQ and other businesses
During 2006, HQ and other businesses reported a loss of £147m (2005 £118m) and had an operating cash outflow[3] of £225m (2005 £79m). Of this, the reported loss for Regional Aircraft was £114m (2005 £95m), and operating cash outflow was £66m (2005 £73m).

Regional Aircraft
The regional aircraft leasing market continued to be impacted by high oil prices and over supply of aircraft. The leasing team was successful in securing extensions in 2006 to existing leases with both large established operators in Europe as well as new business in India, Nepal and the Middle East. Leases were also secured for a number of aircraft converted to freighter configuration with further demand expected. Other leasing opportunities continue to emerge although markets remain highly competitive.

Support revenues grew with a number of orders secured during the year for power-by-the-hour contracts and aircraft modifications.

The majority of the leasing business is underpinned by the Group's Financial Risk Insurance Programme (FRIP) which makes good shortfalls in actual lease income against originally estimated future income.

The Regional Aircraft results for the year include £37m for costs incurred in managing the leased aircraft portfolio and supporting the fleet, and £77m for provisions taken.

Aerostructures
In March 2006, the sale of the UK Aerostructures business to Spirit AeroSystems Inc. was completed, for a cash consideration of £80m. This disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

Consolidated income statement

for the year ended 31 December

	Notes	2006 £m	Total 2006 £m	Restated[1] 2005 £m	Restated[1] Total 2005 £m
Continuing operations					
Combined sales of Group and equity accounted investments			**13,765**		12,581
Less: share of equity accounted investments			**(1,432)**		(1,562)
Revenue			**12,333**		11,019
Operating costs			**(11,763)**		(10,579)
Other income			**371**		247
Group operating profit excluding amortisation and impairment of intangible assets		**1,080**		809	
Amortisation		**(105)**		(77)	
Impairment		**(34)**		(45)	
Group operating profit			**941**		687
Share of results of equity accounted investments excluding finance costs and taxation expense		**127**		100	
Financial income of equity accounted investments		**21**		8	
Taxation expense of equity accounted investments		**(35)**		(34)	
Share of results of equity accounted investments			**113**		74
Earnings before amortisation and impairment of intangible assets, finance costs and taxation expense (EBITA)		**1,207**		909	
Amortisation		**(105)**		(77)	
Impairment		**(34)**		(45)	
Financial income of equity accounted investments		**21**		8	
Taxation expense of equity accounted investments		**(35)**		(34)	
Operating profit			**1,054**		761
Finance costs	2				
Financial income		**1,330**		1,224	
Financial expense		**(1,525)**		(1,428)	
			(195)		(204)
Profit before taxation			**859**		557
Taxation expense	3				
UK taxation		**(97)**		(37)	
Overseas taxation		**(116)**		(76)	
			(213)		(113)
Profit for the year from continuing operations			**646**		444
Profit for the year from discontinued operations	4		**993**		111
Profit for the year			**1,639**		555
Attributable to:					
BAE Systems shareholders			**1,636**		553
Minority interests			**3**		2
			1,639		555
Earnings per share	5				
Continuing operations:					
Basic earnings per share			**19.9p**		13.9p
Diluted earnings per share			**19.8p**		14.1p
Discontinued operations:					
Basic earnings per share			**30.8p**		3.5p
Diluted earnings per share			**29.4p**		3.3p
Total:					
Basic earnings per share			**50.7p**		17.4p
Diluted earnings per share			**49.2p**		17.4p

1 restated following the sale of Airbus SAS (note 4)

Consolidated balance sheet

as at 31 December

	Notes	2006 £m	2005 £m
Non-current assets			
Intangible assets		**7,595**	8,217
Property, plant and equipment		**1,746**	1,704
Investment property		**123**	218
Equity accounted investments	6	**671**	1,721
Other investments		**11**	9
Other receivables		**569**	912
Other financial assets		**51**	65
Deferred tax assets		**1,077**	1,331
		11,843	14,177
Current assets			
Inventories		**395**	485
Trade and other receivables including amounts due from customers for contract work		**2,253**	1,877
Current tax		**3**	20
Other investments		**503**	634
Other financial assets		**50**	54
Cash and cash equivalents		**3,100**	2,581
		6,304	5,651
Non-current assets and disposal groups held for sale		**–**	407
		6,304	6,058
Total assets		**18,147**	20,235
Non-current liabilities			
Loans		**(2,776)**	(3,534)
Trade and other payables		**(465)**	(432)
Retirement benefit obligations	7	**(2,499)**	(4,101)
Other financial liabilities		**(45)**	(45)
Deferred tax liabilities		**(15)**	(23)
Provisions		**(271)**	(375)
		(6,071)	(8,510)
Current liabilities			
Loans and overdrafts		**(334)**	(905)
Trade and other payables		**(6,717)**	(7,006)
Other financial liabilities		**(50)**	(81)
Current tax		**(417)**	(316)
Provisions		**(424)**	(343)
		(7,942)	(8,651)
Liabilities directly associated with non-current assets and disposal groups held for sale		**–**	(270)
		(7,942)	(8,921)
Total liabilities		**(14,013)**	(17,431)
Net assets		**4,134**	2,804
Capital and reserves			
Issued share capital	8	**81**	80
Share premium	8	**841**	782
Equity option of convertible preference shares	8	**76**	78
Other reserves	8	**4,330**	4,720
Retained earnings	8	**(1,211)**	(2,872)
Total equity attributable to equity holders of the parent		**4,117**	2,788
Minority interests	8	**17**	16
Total equity		**4,134**	2,804

Approved by the Board on 21 February 2007 and signed on its behalf by:
M J Turner G W Rose
Chief Executive Group Finance Director

Consolidated cash flow statement

for the year ended 31 December

	Notes	2006 £m	Restated[1] 2005 £m
Profit for the year			
Continuing operations		**646**	444
Discontinued operations		**993**	111
		1,639	555
Taxation expense (includes £4m (2005 £1m) from discontinued operations)		**217**	114
Share of results of equity accounted investments (includes £70m (2005 £139m) from discontinued operations)		**(183)**	(213)
Net finance costs (includes income £2m (2005 expense £3m) from discontinued operations)		**193**	207
Depreciation, amortisation and impairment		**422**	524
(Gain)/loss on disposal of property, plant and equipment		**(60)**	2
Gain on disposal of investment property		**(84)**	(43)
(Gain)/loss on disposal of business – continuing operations		**(13)**	4
(Gain)/loss on disposal of business – discontinued operations	4	**(925)**	8
Impairment of other investments		**2**	2
Cost of equity-settled employee share schemes		**21**	16
Movements in provisions		**47**	99
Decrease in liabilities for retirement benefit obligations		**(834)**	(98)
Decrease/(increase) in working capital:			
Inventories		**28**	54
Trade and other receivables		**(187)**	(4)
Trade and other payables		**495**	872
Cash inflow from operating activities		**778**	2,099
Interest paid		**(315)**	(213)
Interest element of finance lease rental payments		**(11)**	(17)
Taxation paid		**(85)**	(27)
Net cash inflow from operating activities		**367**	1,842
Dividends received from equity accounted investments (including £88m (2005 £64m) from discontinued operations)		**145**	88
Interest received		**139**	99
Purchases of property, plant and equipment		**(419)**	(318)
Capital expenditure on investment property		**–**	(12)
Purchases of intangible assets		**(27)**	(17)
Proceeds from sale of property, plant and equipment		**135**	30
Proceeds from sale of investment property		**174**	54
Proceeds from sale of non-current other investments		**1**	30
Purchase of non-current other investments		**(5)**	(17)
Purchase of subsidiary undertakings		**(12)**	(2,262)
Net cash acquired with subsidiary undertakings		**–**	128
Purchase of equity accounted investments		**(4)**	–
Proceeds from sale of subsidiary undertakings		**174**	460
Cash and cash equivalents disposed of with subsidiary undertakings		**(40)**	1
Proceeds from sale of equity accounted investments	4	**1,212**	125
Proceeds from sale of Exchange Property		**557**	–
Net proceeds from (purchase)/sale of other deposits/securities		**(468)**	45
Net cash inflow/(outflow) from investing activities		**1,562**	(1,566)
Capital element of finance lease rental payments		**(45)**	(89)
Proceeds from issue of share capital	8	**53**	373
Purchase of treasury shares	8	**(112)**	–
Purchase of own shares by ESOP	8	**(12)**	–
Equity dividends paid	10	**(346)**	(315)
Dividends paid on preference shares		**(20)**	(21)
Cash inflow from loans		**66**	1,005
Cash outflow from repayment of loans		**(921)**	(357)
Net cash (outflow)/inflow from financing activities		**(1,337)**	596
Net increase in cash and cash equivalents		**592**	872
Cash and cash equivalents at 1 January		**2,491**	1,650
Effect of foreign exchange rate changes on cash and cash equivalents		**(9)**	(31)
Cash and cash equivalents at 31 December		**3,074**	2,491
Comprising: Cash and cash equivalents		**3,100**	2,581
Overdrafts		**(26)**	(90)
Cash and cash equivalents at 31 December		**3,074**	2,491

1 restated following the sale of Airbus SAS (note 4)

Consolidated statement of recognised income and expense

for the year ended 31 December

	Notes	2006 £m	2005 £m
Currency translation on foreign currency net investments:			
Subsidiaries		**(162)**	53
Equity accounted investments	6	**(26)**	(23)
Amounts credited/(charged) to hedging reserve		**221**	(688)
Actuarial gains/(losses) on defined benefit pension schemes:			
Subsidiaries		**692**	(652)
Equity accounted investments		**72**	(72)
Current tax on items taken directly to equity		**21**	(3)
Deferred tax on items taken directly to equity:			
Subsidiaries		**(227)**	193
Equity accounted investments		**(92)**	276
Recycling of cumulative currency translation on disposal:			
Continuing operations		**3**	–
Discontinued operations	4	**11**	–
Recycling of cumulative net hedging reserve on disposal – discontinued operations	4	**(448)**	–
Net income/(expense) recognised directly in equity		**65**	(916)
Profit for the year		**1,639**	555
Total recognised income and expense		**1,704**	(361)
Adoption of IAS 32 and IAS 39		**–**	422
		1,704	61
Attributable to:			
Equity shareholders		**1,701**	(363)
Minority interests		**3**	2
		1,704	(361)

Notes to the accounts

1. Accounting policies

Statement of compliance

The consolidated financial statements of BAE Systems plc have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), International Financial Reporting Interpretations Committee interpretations (IFRICs) and the Companies Act 1985 applicable to companies reporting under IFRS.

With effect from 1 January 2006 the Group has adopted IFRIC 4, Determining whether an Arrangement contains a Lease. However the interpretation does not have a significant impact on the Group.

The Group early adopted the following amendments (effective for accounting periods beginning on or after 1 January 2006) in the financial statements for the year ended 31 December 2005:

– Amendment to IAS 19, Employee Benefits – Actuarial gains and losses, group plans and disclosure;

– Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates;

– Amendment to IAS 39, Cash flow hedge accounting for forecast intra-group transactions; and

– Amendment to IAS 39, Financial instruments: Recognition and Measurement – the fair value option.

The following standards, amendments and interpretations to published standards are effective for accounting periods beginning on or after 1 January 2006:

– IFRS 6, Exploration for and Evaluation of Mineral Resources;

– IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

– IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment.

None of these have any significant impact on the Group's accounts.

Basis of preparation

The consolidated financial statements are presented in pounds sterling and, unless stated otherwise, rounded to the nearest million. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

2. Finance costs

	2006 £m	2005 £m
Interest income	**143**	123
Net present value adjustments	**39**	23
Expected return on pension scheme assets	**739**	632
Net gain on remeasurement of financial instruments	**259**	159
Net gain on remeasurement of embedded derivatives	**3**	59
Foreign exchange gains	**147**	228
Financial income	**1,330**	1,224
Interest expense:		
On bank loans and overdrafts	**(9)**	(13)
On finance leases	**(11)**	(17)
On bonds and other financial instruments	**(277)**	(253)
On preference debt	**(28)**	(27)
	(325)	(310)
Facilities fees	**(4)**	(10)
Net present value adjustments	**(31)**	(25)
Interest charge on pension scheme liabilities	**(694)**	(633)
Net loss on remeasurement of investments at fair value through profit or loss	**(42)**	(75)
Net loss on remeasurement of financial instruments at fair value through profit or loss	**(172)**	(217)
Foreign exchange losses	**(257)**	(158)
Financial expense	**(1,525)**	(1,428)
Net finance costs	**(195)**	(204)

Additional analysis of finance costs

	2006 £m	Restated 2005 £m
Finance costs – Group	**(195)**	(204)
Finance costs – share of equity accounted investments	**21**	8
	(174)	(196)
Analysed as:		
Net interest:		
Interest income	**143**	123
Interest expense	**(325)**	(310)
Facility fees	**(4)**	(10)
Net present value adjustments	**8**	(2)
Share of equity accounted investments	**21**	8
	(157)	(191)
Other finance costs – Group	**(17)**	(5)
	(174)	(196)

3. Taxation expense

	2006 £m	2005 £m
Current taxation expense		
UK corporation tax		
Current tax	**(91)**	(105)
Double tax relief	**35**	14
Adjustment in respect of prior years	**(93)**	33
	(149)	(58)
Overseas tax charges		
Current year	**(91)**	(91)
Adjustment in respect of prior years	**15**	18
	(76)	(73)
	(225)	(131)
Deferred taxation expense		
UK		
Origination and reversal of temporary differences	**25**	(22)
Adjustment in respect of prior years	**27**	43
Overseas		
Origination and reversal of temporary differences	**(49)**	4
Adjustment in respect of prior years	**5**	(28)
Attributable to recoverable deferred tax assets[1]	**4**	21
	12	18
Taxation expense	**(213)**	(113)

1 The recoverable deferred tax asset of £4m (2005 £21m) arises in Australia primarily in respect of tax losses previously unrecognised, but which have now been recognised to the extent it is probable that future taxable profits will allow the deferred tax asset to be recovered.

4. Disposals

Discontinued operations

On 4 October 2006, the Group's shareholders approved the resolution to dispose of the Group's shareholding in Airbus SAS to EADS for €2.75bn (£1.8bn) in cash. The sale was completed on 13 October 2006. The results of Airbus SAS have been classified as a discontinued operation and the 2005 consolidated income statement has been restated accordingly.

The results from the discontinued operations, which have been included in the consolidated income statement, are derived as below. The results for the year ended 31 December 2005 include the results of the Avionics business which was disposed of on 29 April 2005.

	2006 £m	Restated 2005 £m
Revenue	–	111
Expenses	–	(127)
EBITA[1]	–	(16)
Share of results of equity accounted investments excluding finance costs and taxation expense	**144**	273
Finance costs of equity accounted investments	**(25)**	(19)
Taxation expense of equity accounted investments	**(49)**	(115)
Share of results of equity accounted investments	**70**	139
Financial income/(expense), net	**2**	(3)
Profit before taxation	**72**	120
Taxation expense	**(4)**	(1)
Profit for the year	**68**	119
Profit/(loss) on disposal of discontinued operations	**925**	(8)
Profit for the year from discontinued operations	**993**	111

The Group's share of the assets and liabilities of Airbus SAS at the date of disposal were as follows:

	£m
Non-current assets	1,650
Current assets	2,896
Non-current liabilities	(2,388)
Current liabilities	(1,919)
Share of net assets	239
Goodwill	1,063
Net assets disposed of	1,302
Total consideration	1,846
Transaction costs – paid	(9)
Transaction costs – accrued	(4)
Net assets disposed of	(1,302)
Liabilities retained	(43)
Cumulative net hedging gain	448
Cumulative currency translation loss	(11)
Profit on disposal	925

Proceeds from the sale of equity accounted investments in the consolidated cash flow statement of £1,212m comprise total consideration (£1,846m), less transaction costs paid (£9m) and cash deposits from Airbus SAS held by the Group (£625m).

Continuing operations

In March 2006 the Group sold its UK Aerostructures business for £80m in cash. The disposal generated a profit of £11m arising from the resultant reduction of pension liabilities.

The sale of the previously wholly-owned Atlas Elektronik GmbH to EADS and ThyssenKrupp for €149m (£103m) was completed on 3 August 2006. The disposal generated a profit of £3m.

Proceeds from the sale of subsidiary undertakings in the consolidated cash flow statement of £174m comprise the disposals of Aerostructures (£80m), Atlas Elektronik (£103m) and Atlanta Purchasing Group (£2m), less transaction costs (£11m).

1 earnings before amortisation and impairment of intangible assets, finance costs and taxation expense

5. Earnings per share

	2006				Restated 2005			
	£m	Basic pence per share	£m	Diluted pence per share	£m	Basic pence per share	£m	Diluted pence per share
Profit for the year attributable to equity shareholders	**1,636**		**1,636**		553		553	
Interest on the debt instrument of the convertible preference shares	**–**		**28**		–		27	
Profit for the year after adjusting for interest on the debt instrument of the convertible preference shares	**1,636**	**50.7**	**1,664**	**49.2**	553	17.4	580	17.4
Represented by:								
Continuing operations	**643**	**19.9**	**671**	**19.8**	442	13.9	469	14.1
Discontinued operations	**993**	**30.8**	**993**	**29.4**	111	3.5	111	3.3
Add back/(deduct):								
Net financing (credit)/charge on pensions, post tax	**(33)**		**(33)**		1		1	
Uplift on acquired inventories, post tax	**–**		**–**		34		34	
Market value movements on derivatives, post tax	**55**		**55**		3		3	
Amortisation and impairment of intangible assets, post tax	**79**		**79**		60		60	
Impairment of goodwill	**32**		**32**		45		45	
Underlying earnings	**1,769**	**54.9**	**1,797**	**53.1**	696	21.9	723	21.7
Represented by:								
Continuing operations	**767**	**23.8**	**795**	**23.5**	585	18.4	612	18.4
Discontinued operations	**1,002**	**31.1**	**1,002**	**29.6**	111	3.5	111	3.3
	1,769	**54.9**	**1,797**	**53.1**	696	21.9	723	21.7
Underlying earnings excluding profit on disposal of Airbus SAS (£925m)	**844**	**26.2**	**872**	**25.8**	n/a	n/a	n/a	n/a
Represented by:								
Continuing operations	**767**	**23.8**	**795**	**23.5**	n/a	n/a	n/a	n/a
Discontinued operations	**77**	**2.4**	**77**	**2.3**	n/a	n/a	n/a	n/a
	844	**26.2**	**872**	**25.8**	n/a	n/a	n/a	n/a

	Millions	Millions	Millions	Millions
Weighted average number of shares used in calculating basic earnings per share	**3,225**	**3,225**	3,183	3,183
Add:				
Incremental shares in respect of employee share schemes		**32**		21
Incremental shares in respect of convertible preference shares		**125**		128
Weighted average number of shares used in calculating diluted earnings per share		**3,382**		3,332

Underlying earnings per share is presented in addition to that required by IAS 33 Earnings per share as the directors consider that this gives a more appropriate indication of underlying performance.

6. Equity accounted investments

Carrying value of equity accounted investments

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2005	616	1,623	2,239
Share of results after tax – continuing operations	74	–	74
Share of results after tax – discontinued operations (note 4)	139	–	139
Acquired through acquisition	23	–	23
Disposal	140	(136)	4
Reduction in shareholding	(62)	(68)	(130)
Dividends	(88)	–	(88)
Market value adjustments in respect of derivative financial instruments, net of tax	(470)	–	(470)
Actuarial losses on defined benefit pension schemes, net of tax	(47)	–	(47)
Foreign exchange adjustment	(8)	(15)	(23)
At 31 December 2005	317	1,404	1,721
Share of results after tax – continuing operations	113	–	113
Share of results after tax – discontinued operations (note 4)	70	–	70
Acquired through acquisition	(62)	66	4
Reclassified from intangible assets	–	28	28
Disposal	(239)	(1,063)	(1,302)
Dividends	(145)	–	(145)
Market value adjustments in respect of derivative financial instruments, net of tax	144	–	144
Actuarial gains on defined benefit pension schemes, net of tax	59	–	59
Revaluation of net assets acquired by equity accounted investments[1]	5	–	5
Foreign exchange adjustment	(24)	(2)	(26)
At 31 December 2006	238	433	671

1 The revaluation gain has arisen as a result of MBDA SAS acquiring control of LFK GmbH, which was previously accounted for as a trade investment. The £5m gain reflects a fair value uplift in respect of the carrying value of the original investment. The gain has been reflected as a credit to equity (note 8).

On 13 October 2006 the sale of the Group's shareholding in Airbus SAS to EADS was completed. In accordance with IAS 1 Presentation of Financial Statements and IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, the results of Airbus are reclassified as arising from discontinuing operations, rather than continuing operations in the consolidated income statement, consolidated cash flow statement and notes.

Included within purchased goodwill is £113m (2005 £47m) relating to the goodwill arising on acquisitions made by the Group's equity accounted investments subsequent to their acquisition by the Group.

The market value of the Group's shareholding in Saab AB at 31 December 2006 was £350m (2005 £278m).

7. Retirement benefit obligations

Amounts recognised on the balance sheet

	2006				2005			
	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m	UK defined benefit pension plans £m	US and other pension plans £m	US healthcare plans £m	Total £m
Present value of unfunded obligations	**–**	**(80)**	**(15)**	**(95)**	–	(145)	–	(145)
Present value of funded obligations	**(15,445)**	**(1,931)**	**(111)**	**(17,487)**	(15,492)	(2,130)	(144)	(17,766)
Fair value of plan assets	**12,579**	**1,710**	**91**	**14,380**	10,833	1,628	92	12,553
Total IAS 19 deficit, net	**(2,866)**	**(301)**	**(35)**	**(3,202)**	(4,659)	(647)	(52)	(5,358)
Allocated to equity accounted investments and other participating employers[1]	**774**	**–**	**–**	**774**	1,210	–	–	1,210
Group's share of IAS 19 deficit, net	**(2,092)**	**(301)**	**(35)**	**(2,428)**	(3,449)	(647)	(52)	(4,148)
Group's share of IAS 19 deficit of equity accounted investments	**(83)**	**–**	**–**	**(83)**	(303)	–	–	(303)
Represented by:								
Pension prepayments (within trade and other receivables)	**35**	**25**	**11**	**71**	–	20	–	20
Retirement benefit obligations	**(2,127)**	**(326)**	**(46)**	**(2,499)**	(3,449)	(600)	(52)	(4,101)
Liabilities directly associated with non-current assets and disposal groups held for sale	**–**	**–**	**–**	**–**	–	(67)	–	(67)
	(2,127)	**(326)**	**(46)**	**(2,499)**	(3,449)	(667)	(52)	(4,168)
Group's share of IAS 19 deficit, net	**(2,092)**	**(301)**	**(35)**	**(2,428)**	(3,449)	(647)	(52)	(4,148)

1 Certain of the Group's equity accounted investments participate in the Group's defined benefit plans as well as Airbus SAS, the Group's share of which was disposed of during the year. As these plans are multi-employer plans the Group has allocated an appropriate share of the IAS 19 pension deficit to the equity accounted investments and to Airbus SAS based upon a reasonable and consistent allocation method intended to reflect a reasonable approximation of their share of the deficit. The Group's share of the IAS 19 pension deficit allocated to the equity accounted investments is included in the balance sheet within equity accounted investments.

8. Reserves

	Attributable to equity holders of the parent							
	Issued share capital £m	Share premium £m	Equity option of preference shares £m	Other reserves £m	Retained earnings £m	Total £m	Minority interests £m	Total equity £m
Balance at 1 January 2005	77	412	78	6,014	(3,504)	3,077	10	3,087
Reclassification[1]	–	–	–	(636)	636	–	–	–
Total recognised income and expense	–	–	–	(658)	295	(363)	2	(361)
Share-based payments	–	–	–	–	16	16	–	16
Shares issued	3	370	–	–	–	373	–	373
Other	–	–	–	–	–	–	4	4
Ordinary share dividends	–	–	–	–	(315)	(315)	–	(315)
At 31 December 2005	80	782	78	4,720	(2,872)	2,788	16	2,804
Total recognised income and expense	–	–	–	(476)	2,177	1,701	3	1,704
Share-based payments[2]	–	–	–	–	46	46	–	46
Share options:								
Proceeds from shares issued	1	52	–	–	–	53	–	53
Purchase of own shares by ESOP	–	–	–	–	(12)	(12)	–	(12)
Conversion of preference shares	–	7	(2)	6	(6)	5	–	5
Purchase of treasury shares	–	–	–	–	(112)	(112)	–	(112)
Release of unrealised gain on the sale of Atlas Elektronik	–	–	–	(11)	–	(11)	–	(11)
Revaluation of net assets acquired by equity accounted investments	–	–	–	–	5	5	–	5
Reclassification	–	–	–	91	(91)	–	–	–
Other	–	–	–	–	–	–	(2)	(2)
Ordinary share dividends	–	–	–	–	(346)	(346)	–	(346)
At 31 December 2006	81	841	76	4,330	(1,211)	4,117	17	4,134

Other reserves includes a merger reserve of £4,589m (2005 £4,589m), a statutory reserve[3] of £202m (2005 £202m), a translation reserve of £259m debit (2005 £85m debit) and a hedging reserve of £27m (2005 £225m).

1 At 31 December 2004, the fair value reserve of £636m represented the unrealised gain on the Group's holdings in the shares of Vodafone Group Plc that arose on uplifting the shares from historical cost to market value at that date. On adoption of IAS 32, and in accordance with IFRS 1, the Group's holding in these shares was designated as a financial asset at fair value through profit or loss. As a result, from 1 January 2005 movements in the market value of these shares are recorded through the income statement. Accordingly, this was reclassified into retained earnings.

2 The credit in respect of share-based payments for the year ended 31 December 2006 comprises £21m in respect of equity-settled share-based payment schemes, £21m relating to a change in the terms of certain share-based payment schemes from cash-settled to equity-settled and £4m relating to discontinued operations.

3 Under section 4 of the British Aerospace Act 1980 the statutory reserve may only be applied in paying up unissued shares of the Group to be allotted to members of the Group as fully paid bonus shares.

9. Aircraft financing contingent liabilities

Included within provisions is an exposure of £27m as discussed below:

	31 December 2006 £m	31 December 2005 £m
Potential future cash flow payments in respect of aircraft financing obligations	**191**	460
Anticipated aircraft values	**(159)**	(391)
Adjustments to net present values	**(5)**	(4)
Net exposure provided	**27**	65

The Group has provided residual value guarantees (RVGs) in respect of certain commercial aircraft sold. At 31 December 2006 the Group's exposure to make future payments in respect of these arrangements was £191m (2005 £460m). Certain of these arrangements are covered by a Financial Risk Insurance Programme (FRIP) under which the Group would place reliance on insurance cover for the anticipated aircraft values if the guarantees were called.

After taking account of the FRIP and independent appraisal valuations the directors consider that the Group's net exposure to these guarantees is covered by the provisions held and the residual values of the related aircraft.

The Group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and RVGs given by Saab AB. Provision is made against the expected net exposures on a net present value basis within the accounts of Saab. The Group's share of such exposure is limited to its percentage shareholding in Saab.

The reduction in the net exposure reflects the settlement of the commitment in respect of 47 RVGs in the period.

10. Dividends

	2006 £m	2005 £m
Equity dividends		
Prior year final 6.3p dividend per ordinary share paid in the year (2005 5.8p)	**203**	186
Interim 4.4p dividend per ordinary share paid in the year (2005 4.0p)	**143**	129
	346	315

After the balance sheet date, the directors proposed a final dividend of 6.9p (2005 6.3p). The dividend, which is subject to shareholder approval, will be paid on 1 June 2007 to shareholders registered on 20 April 2007. The ex-dividend date is 18 April 2007.

Shareholders who do not at present participate in the Company's Dividend Reinvestment Plan and wish to receive the final dividend in shares rather than cash should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 10 May 2007.

11. Events after the balance sheet date

On 17 January 2007, the Group completed the sale of its 50% interest in HR Enterprise Limited to Xchanging HR Services for a cash consideration of £10m.

12. Annual General Meeting

This year's Annual General Meeting will be held on 9 May 2007. Details of the resolutions to be proposed at that meeting will be included in the notice of Annual General Meeting that will be sent to shareholders at the end of March 2007.

13. Other information

The financial information for the years ended 31 December 2006 and 31 December 2005 contained in this preliminary announcement was approved by the Board on 21 February 2007. This announcement does not constitute statutory accounts of the Company within the meaning of section 240 of the Companies Act 1985.

Statutory accounts for the year ended 31 December 2005 have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2006 will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

The auditors have reported on both these sets of accounts. Their reports were not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

END